FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For September 24, 2010

Euro Tech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☒               Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-            .

Item5. Other Events

On September 24, 2010, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Proposals presented to the shareholders at that meeting were the following:

Proposal 1.                         The election of the following seven persons to the Company’s Board of Directors:  T.C. Leung;  Jerry Wong; Alex Sham; Y.K. Liang;  Ka Chong Cheang;  Xu Hong Wang and Li Da Weng.

Proposal 2.                         Adjourn the annual meeting if the Company’s management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 6,384,297 shares, representing approximately 55.26% of the Company’s issued and outstanding 11,553,536 shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:
Proposal Number 1. Election of Directors:

	Votes For	Withhold Authority	Approximate Percentages of For Votes of All Issued & Outstanding Shares
T.C. Leung	6,188,926	195,371	53.56
Jerry Wong	6,188,226	196,071	53.56
Alex Sham	6,188,226	196,071	53.56
Y.K. Liang	6,353,071	31,226	54.98
Ka Chong Cheang	6,353,071	31,226	54.98
Xu Hong Wang	6,188,926	195,371	53.56
Li Da Weng	6,353,071	31,226	54.98

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Shares
6,206,180	175,596	2,521	53.71

As a result, all seven of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROTECH HOLDINGS COMPANY LIMITED

By:	/s/T.C. Leung
T.C. Leung,
Chief Executive Officer and Chairman of the Board

September 29, 2010